SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
155 NORTH WACKER DRIVE CHICAGO, ILLINOIS 60606-1720 ——	FIRM/AFFILIATE OFFICES ——
TEL: (312) 407-0700 FAX: (312) 407-0411 www.skadden.com	BOSTON HOUSTON LOS ANGELES NEW YORK PALO ALTO
WASHINGTON, D.C. WILMINGTON —— BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

January 21, 2020

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wright Medical Group N.V. Schedule TO-T filed
December 13, 2019 by Stryker Corporation, Stryker
Delaware, Inc. and Stryker B.V.
File No. 005-86024

Ladies and Gentlemen:

This letter, submitted on behalf of Stryker Corporation (“Stryker”), Stryker Delaware, Inc. (“Stryker Delaware”) and Stryker B.V. (“Purchaser” and, together with Stryker and Stryker Delaware, the “Filing Persons”), responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated December 23, 2019 (the “Comment Letter”), relating to the Schedule TO-T filed by the Filing Persons on December 13, 2019 (File No. 005-86024) (the “Schedule TO”).

Concurrently with the filing of this letter, the Filing Persons are filing Amendment No. 2 to the Schedule TO (“Amendment No. 2”), reflecting, among other revisions and updates, responses to the Staff’s comments in the Comment Letter.

To facilitate the Staff’s review, the headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter, and each comment from the Comment Letter appears below in italics immediately before the related response. Capitalized terms used but not otherwise defined herein

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 21, 2020

have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase filed as Exhibit (a)(1)(A) thereto (the “Offer to Purchase”). Except as stated otherwise, references to page numbers and section headings in the responses below are to page numbers and section headings in the Offer to Purchase.

Exhibit (a)(1)(A)

Cover Page

1.

While Purchaser may amend the minimum condition at any time during the initial offering period, changing it requires that Purchaser amend the offer materials, disseminate information about the change, and ensure that sufficient time remains in the initial offering period for Wright shareholders to receive and react to the new information. Additionally, Purchaser may be required to disseminate revised disclosure explaining the effect of any change to the ownership percentage that Purchaser and Stryker may own after the offer. For example, in certain non-U.S. jurisdictions, where a bidder cannot eliminate remaining target shareholders simply by acquiring a majority of the target’s shares, lowering the minimum condition may require an explanation of the effect on a bidder’s ability to integrate the target company after the offer. Please revise the disclosure to affirm that Purchaser will provide shareholders with additional disclosure after any change in the minimum condition and ensure that the offer remains open for an adequate time to allow shareholders to react to that new disclosure.

Response:    In response to the Staff’s comment, the Filing Persons have revised the Offer to Purchase to provide additional disclosure in Section 15—“Certain Conditions to the Offer” regarding waiver of, or changes to, the Minimum Condition. See numbered paragraph 7 under the heading “Items 1 through 11” in Amendment No. 2.

2.

Explain the phrase “subsequent EGM” and clarify the circumstances pursuant to which Wright may hold such a meeting. Discuss any impact a subsequent EGM would have on Purchaser providing a subsequent offering period.

Response:    The Filing Persons respectfully advise the Staff that the obligation to hold a Subsequent EGM is a customary feature in the acquisition of Netherlands-incorporated companies. As described in Section 11—“The Purchase Agreement; Other Agreements—The Purchase Agreement—Extraordinary General Meeting” on page 29 of the Offer to Purchase, the Wright Board will be required to hold an additional extraordinary general meeting of Wright shareholders if (i) the Wright Board determines that additional shareholder resolutions (in addition to those to be

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 21, 2020

considered at the initial EGM) should be adopted by Wright shareholders in order to approve the transactions contemplated by the Purchase Agreement or (ii) any of the Governance Resolutions, the Asset Sale Resolutions, the Merger Resolutions or the Demerger Resolutions are not adopted by Wright shareholders at the EGM. At the Subsequent EGM, Wright shareholders will consider or reconsider the applicable foregoing matters. The Purchase Agreement requires that any Subsequent EGM be held prior to the Expiration Time.

As disclosed in the Offer to Purchase, Purchaser is required to provide for a Subsequent Offering Period of at least ten business days in accordance with Rule 14d-11 promulgated under the Exchange Act following the Acceptance Time, unless promptly following the Expiration Time, Purchaser or Stryker has publicly announced its intention to effectuate the Mergers. Completion of the Mergers is subject to Wright shareholders having approved the Merger Resolutions. Therefore, in the circumstance where the Merger Resolutions are not approved at the EGM, but are approved at a Subsequent EGM, and Purchaser announces its intention to effectuate the Mergers promptly following the Expiration Time, there will be no Subsequent Offering Period. In all other circumstances, the holding of a Subsequent EGM, or the results thereof, will not affect whether or not Purchaser will provide for a Subsequent Offering Period.

3.

The Purchase Agreement provides that Purchaser will accept all shares validly tendered for payment within two business days following the Expiration Time, and will pay for the shares within two business days following the Acceptance Time. Provide us with your analysis as to how this complies with the prompt payment requirement in Rule 14e-1(c).

Response:    The Filing Persons respectfully acknowledge that the prompt payment provisions of Rule 14e-1(c) of the Exchange Act require that Purchaser pay the consideration offered, or return the tendered securities, promptly after the termination or withdrawal of the Offer. In construing the word “promptly” in this context, the court in Pryor v. U.S. Steel Corp., 591 F. Supp. 942, 962 (S.D.N.Y. 1984), aff’d in part, rev’d in part, 794 F.2d 52 (2d Cir. 1986), held that prompt payment for tendered shares is a question of fact to be determined in light of the facts and circumstances of a particular tender offer transaction and the customary practices of the financial community.

The Filing Persons note that, as described in the Offer to Purchase and as agreed in the Purchase Agreement, Purchaser will, “at or as promptly as practicable following the Expiration Time (but in any event within two (2) business days thereafter),” accept for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer as of such time and shall thereafter “as promptly as practicable…(but in

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 21, 2020

any event within two (2) business days” pay for all such Shares. The Filing Persons note that that the disclosure in the Offer to Purchase thus sets forth the Filing Persons’ expectation as to the timing of the commencement of payment. Because the Offer requires that Purchaser accept validly tendered shares for payment, and pay for such Shares, in each case “as promptly as practicable,” the Offer does not permit Purchaser to delay payment if the Depositary completes its review of the validity of the tendered Shares and related materials earlier than two business after the Expiration Time. The Filing Persons will instruct the Depositary to complete such review as promptly as practicable and will accept validly tendered Shares for payment and commence payment as soon as the Depositary has advised the Filing Persons that it has completed such review.

After discussion with the Depositary, and reviewing other precedent transactions, the Filing Persons believe that the contemplated timing for the acceptance for payment and payment for Shares in the Offer falls within the bounds of customary practice of the financial community, given the facts and circumstances specific to this transaction, and complies with the guidance in Exchange Act Release No. 43069, section II.D (which provides in part that the Staff would under certain circumstances view payment more than three business days after the date of the transaction to be consistent with Rule 14e-1(c)). The Filing Persons also believe that the payment timing as discussed above is in keeping with the purpose behind Rule 14e-1(c) articulated in the Commission’s Exchange Act Release No. 16384, to “protect investors by ensuring that deposited securities are not tied up for an unreasonable length of time and will not unduly burden either the offeror or its depository in their operations after the termination of a tender offer.” Fed. Sec. L Rep. para. 82,373 at 82,596 (Nov. 29, 1979).

Acceptance for Payment and Payment for Shares, page 9

4.

You state that determinations by Purchaser as to questions of validity, form, eligibility, and acceptance for payment of any tenders will be “final and binding” upon the tendering party. Please revise to clarify that tendering shareholders may challenge Purchaser’s determinations in a court of competent jurisdiction.

Response:    The Filing Persons have revised Section 2—“Acceptance for Payment and Payment for Shares” and Section 3—“Procedures for Accepting the Offer and Tendering Shares—Determination of Validity” of the Offer to Purchase to clarify that shareholders may challenge Purchaser’s determinations as to questions of validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares in a court of competent jurisdiction. See numbered paragraph 1 under the heading “Items 1 through 11” in Amendment No. 2.

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 21, 2020

Source and Amount of Funds, page 22

5.

Specify the portion of funds that are expected to come from bank or other debt financings. Disclose the parties to the arrangements, the applicable interest rates, and any other material terms of the arrangements. Refer to Item 1007(d) of Regulation M-A.

Response:    The Filing Persons respectfully advise the Staff that they expect a significant majority of the funds required for Purchaser to consummate the acquisition of Wright and pay related fees and expenses to consist of proceeds of the sale of debt securities by Stryker, including, as disclosed in Section 9—“Source and Amount of Funds” of the Offer to Purchase, Stryker’s public offering of €850,000,000 aggregate principal amount of 0.250% Notes due 2024, €800,000,000 aggregate principal amount of 0.750% Notes due 2029 and €750,000,000 aggregate principal amount of 1.000% Notes due 2031 that was completed on December 3, 2019. Stryker anticipates funding the additional cash required to consummate the acquisition of Wright and pay related fees and expenses from a combination of sources, including (a) available cash and cash equivalents of Stryker and its subsidiaries, (b) proceeds from the sale of debt securities and/or (c) bank or other debt financings. The Filing Persons respectfully advise the Staff that (i) they are not currently party to any bank financing or other financing commitments or other arrangements in connection with the Offer and (ii) they will amend the Schedule TO and Offer to Purchase as required by Item 1007(d) of Regulation M-A to describe any future sale of debt securities, or other financing arrangements, intended to consummate the acquisition of Wright and pay related fees and expenses.

Termination of the Purchase Agreement, page 43

6.

The disclosure in this section indicates that under certain circumstances, the Purchase Agreement may be terminated following the expiration date but prior to acceptance. In your response letter, please advise us as to the parties’ understanding regarding Purchaser’s obligation to consummate the offer following termination of the Purchase Agreement assuming all offer conditions have been satisfied or waived.

Response:    The Filing Persons respectfully acknowledge that Purchaser may terminate the Offer upon termination of the Purchase Agreement only if such termination of the Offer occurs on or prior to any scheduled Expiration Time. The Filing Persons have revised Section 11—“The Purchase Agreement; Other Agreements—The Purchase Agreement—Termination of the Purchase Agreement” of the Offer to Purchase accordingly. See numbered paragraph 2 under the heading “Items 1 through 11” in Amendment No. 2.

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 21, 2020

The Purchase Agreement; Other Agreements; Governing Law, Jurisdiction, page 45

7.

In your response letter, tell us whether this choice of forum provision is intended to apply to or limit claims brought by Wright shareholders, and if so, provide the basis for that assertion. To the extent you intend for this choice of forum provision to apply to shareholders, clarify whether the provision applies to claims brought under the Securities Act or Exchange Act.

Response:    The Filing Persons respectfully advise the Staff that the choice of forum provision in the Purchase Agreement is not intended to apply to or limit claims brought by Wright shareholders.

Purpose of the Offer; Plans for Wright, page 45

8.

Your disclosure indicates that if the Governance Resolutions are approved, record ownership of shares can only be transferred pursuant to a notarial deed executed before a Dutch notary, which will include various administrative formalities and require shareholders to incur costs for Dutch notarial fees upon transfer. Please advise us as to whether, pursuant to the proposed amendment of Wright’s articles of association at the EGM, these transfer restrictions could take effect during the pendency of the tender offer or subsequent offer period. To the extent that is the case, tell us how this process complies with the prompt payment requirement in Rule 14e-1(c) and the best-price requirement in Rule 14d-10. You should also disclose how long the process is expected to take and quantify the costs to shareholders.

Response:    The Filing Persons respectfully advise the Staff that, pursuant to the terms of the Purchase Agreement, the Governance Resolutions contemplate multiple amendments to Wright’s articles of association. The particular amendments that impose a requirement that any transfer of Shares be effected by way of a notarial deed executed before a civil-law notary practicing in the Netherlands will not take effect during the pendency of the Offer or any Subsequent Offering Period and will only be effective after the delisting of the Shares on the Nasdaq. The Filing Persons have revised Section 12—“Purpose of the Offer; Plans for Wright—Purpose of the Offer” and Section 13—“Certain Effects of the Offer—Nasdaq Listing” of the Offer to Purchase to clarify that the notarial deed requirement will not become effective during the Offer or any Subsequent Offering Period, disclose how long the notarial deed process is expected to take and quantify the costs to shareholders. See numbered paragraph 3 under the heading “Items 1 through 11” in Amendment No. 2.

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 21, 2020

Post-Offer Reorganization, page 46

9.	In your response letter, please provide us with an analysis as to whether Exchange Act Rule 13e-3 will apply to any second-step squeeze out transaction following consummation of the offer.

Response:    In the event that Purchaser consummates the Offer, the Mergers, the Compulsory Acquisition and the Asset Sale and Liquidation (each, a “Clean-Up Transaction”) would be excepted from Exchange Act Rule 13e-3 pursuant to and in accordance with the exception provided in Exchange Act Rule 13e-3(g)(1). Rule 13e-3(g)(1) excepts from the provisions of Rule 13e-3 “[a]ny Rule 13e-3 transaction by or on behalf of a person which occurs within one year of the date of termination of a tender offer in which such person was the bidder and became an affiliate of the issuer as a result of such tender offer,” provided that certain conditions are satisfied. These conditions include that “the consideration offered to unaffiliated security holders in such Rule 13e-3 transaction is at least equal to the highest consideration offered during such tender offer.” In the case of a tender offer for any or all securities of a class of the issuer, Rule 13e-3(g)(1) requires that the tender offer fully disclose such person’s intention to engage in a Rule 13e-3 transaction, the form and effect of such transaction and, to the extent known, the proposed terms thereof; and that such Rule 13e-3 transaction be substantially similar to that described in such tender offer.

The Staff has elaborated on the need for full disclosure, indicating that a bidder’s use of highly qualified or non-committal language such as “current intention” or “not obligated” would compromise a bidder’s ability to rely on Rule 13e-3(g)(1). See the Staff’s Compliance and Disclosure Interpretations on Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, Section 111, Question 111.01 (January 26, 2009).

In the instant case, each Clean-Up Transaction falls squarely within the Rule 13e-3(g)(1) exception. First, each Clean-Up Transaction would take place within one year of the consummation of the Offer which results in Purchaser becoming an affiliate of Wright. Second, the per Share consideration to be offered to non-tendering Wright shareholders in each Clean-Up Transaction would be equal to the Offer Consideration (provided that, in the event that the Compulsory Acquisition is implemented, the Dutch Court will determine the price to be paid for the non-tendered Shares, but, assuming that the Compulsory Acquisition is commenced shortly following the Offer Closing, it is expected that the per Share price paid in the Compulsory Acquisition will be equal to the Offer Consideration). Finally, the Filing Persons have revised Section 12—“Purpose of the Offer; Plans for Wright—Post-Offer Reorganization” of the Offer to Purchase to clarify Stryker’s and Purchaser’s intention to effect a Post-Offer Reorganization following the Offer Closing. See numbered paragraph 4 under the heading “Items 1 through 11” in Amendment No. 2. Such intent is further reflected in the form and effect of each proposed Clean-Up

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 21, 2020

Transaction and the proposed terms thereof. Moreover, the terms of the Mergers and the Asset Sale and Liquidation are the product of arms-length negotiations among Stryker, Purchaser, and Wright and were negotiated as part of one integrated transaction whereby Purchaser is seeking to acquire all of Wright’s business operations. The terms of the Compulsory Acquisition are prescribed by Dutch law.

Certain Conditions of the Offer, page 51

10.

Refer to the condition set forth in the last bullet point on page 52: “the Purchase Agreement has not been terminated pursuant to its terms.” To the extent a bidder reserves the right to assert an offer condition based upon its own action or inaction, the tender offer could be viewed as illusory and thus in contravention of Section 14(e). Please revise to make clear that all Offer conditions must be outside the control of the bidder.

Response:    The Filing Persons have revised Section 15—“Certain Conditions of the Offer” of the Offer to Purchase to clarify that neither Purchaser nor Stryker may assert that any Offer Conditions have not been satisfied if the circumstances giving rise to such condition having not been satisfied resulted from the action or inaction of Purchaser or Stryker. See numbered paragraph 5 under the heading “Items 1 through 11” in Amendment No. 2.

11.

Please clarify whether the aforementioned condition is solely for the benefit of Stryker and Purchaser, as your disclosure in the last paragraph of page 52 appears to conflict with the first full paragraph on page 53 in that respect. Also clarify whether the condition is subject to waiver by Stryker or Purchaser.

Response:    The Filing Persons respectfully advise the Staff that the last paragraph on page 52 contains the correct characterization of the Offer Conditions. The Filing Persons have revised Section 15—“Certain Conditions of the Offer” of the Offer to Purchase to delete the extraneous first full paragraph on page 53. See numbered paragraph 6 under the heading “Items 1 through 11” in Amendment No. 2.

12.

Your disclosure indicates that Purchaser will not be deemed to have waived its rights relating to the satisfaction or waiver of the conditions to the extent Purchaser fails to exercise such rights at a given time. This suggests that Purchaser may become aware that an offer condition has been triggered yet the tender offer may proceed without new disclosure. To the extent Purchaser becomes aware of any offer condition becoming operative in a way that would enable Purchaser to terminate the offer or cancel the obligation to accept tenders, and Purchaser elects to proceed with the offer anyway, we view that decision as being a waiver of the condition. If a material condition

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 21, 2020

is waived, a material change has occurred to the offer document within the meaning of Rule 14d-6(c). Please revise this section to qualify the referenced disclosure by affirming Purchaser’s understanding of its obligation to disclose material changes.

Response:    The Filing Persons respectfully acknowledge that, as set forth on page 8 of the Offer to Purchase, “if Purchaser waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c), and 14e-1 under the Exchange Act.” The Filing Persons have revised Section 15—“Certain Conditions of the Offer” of the Offer to Purchase to include equivalent language regarding their obligation to disclose material changes. See numbered paragraph 5 under the heading “Items 1 through 11” in Amendment No. 2.

Miscellaneous, page 55

13.

Refer to the statement, “The Offer is not being made to (nor will tenders be accepted from or on behalf of) Wright shareholders in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.” While you are not required to distribute the offer materials into any foreign jurisdiction, tenders must be accepted from all target security holders, wherever located. See Rule 14d-10 and guidance in Release No. 33-8957 (September 19, 2008). Please revise your disclosure here accordingly.

Response:    The Filing Persons have revised Section 19—“Miscellaneous” of the Offer to Purchase accordingly. See numbered paragraph 8 under the heading “Items 1 through 11” in Amendment No. 2.

* * *

Please contact the undersigned at 312-407-0784 or richard.witzel@skadden.com should you require additional information.

Very truly yours,

/s/ Richard C. Witzel, Jr.

Richard C. Witzel, Jr.